EXHIBIT 12

CINEMARK USA, INC.
CALCULATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
Computation of Earnings:
Registrant’s pretax income from continuing operations	$69,915,289	$64,737,055	$(18,135,897)	$(10,171,364)	$7,711,789
Capitalized interest	199,410	432,992	217,288	(180,622)	(3,987,319)

Total earnings	$70,114,699	$65,170,047	$(17,918,609)	$(10,351,986)	$3,724,470

Computation of Fixed Charges:
Interest expense	$51,852,977	$55,428,317	$68,542,792	$73,151,772	$59,011,239
Capitalized interest	233,582	—	215,704	613,614	4,312,499
Amortization of debt issue costs	2,310,372	2,364,680	2,387,828	885,449	855,839
Interest factor on rent expense	36,231,505	34,955,902	38,245,508	36,162,868	29,936,114

Total fixed charges	90,628,436	92,748,899	109,391,832	110,813,703	94,115,691

Total Earnings and Fixed Charges	$160,743,135	$157,918,946	$91,473,223	$100,461,717	$97,840,161

Ratio of Earnings to Fixed Charges	1.77	1.70	—	—	1.04